Drewrys Brewing Company

5402 Brittany Drive

McHenry, Illinois 60050

(815) 575-4815

February 14, 2014

United States Securities

and Exchange Commission

Washington, D.C. 20549

Re:	Drewrys Brewing Company
Amendment to Form S-1 Registration Statement Filed December 20, 2013
File No. 333-173309

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Drewrys Brewing Company (the “Company”) hereby requests the withdrawal of its Amendment to Form S-1 Registration Statement filed on December 20, 2013 (the “Amendment”).

The Amendment is being withdrawn because the facing page of the Amendment identifies this filing as a post-effective amendment; however, it was filed and tagged on EDGAR as a Form S-1/A, even though it should have been tagged as a post-effective amendment. The Company confirms that no securities have been sold pursuant to the Amendment.

Thank you for your assistance in this matter.

Sincerely,

/s/ Francis P. Manzo III

Francis P. Manzo III

President and Chief Executive Officer